DNALabs Canada Inc.

99 Yorkville Avenue, Suite 200

Toronto, Ontario, Canada

October 19, 2022

Christine Westbrook

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington DC 20549

Re:DNALabs Canada Inc.

Offering Statement on Form 1-A

Filed September 15, 2022

File No. 024-11994

Dear Ms. Westbrook:

Based on your telephone call, we understand that the Commission is read for us to request qualification. We have been informed that FINRA has, or will soon, issue a No Objections letter.

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), DNALabs Canada Inc. (the "Company") hereby requests that the Commission issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified by 4:00 p.m., Eastern Time on Friday, October 21, 2022, or as soon thereafter as is practicable.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (813) 309-6258. Thank you in advance for your assistance.

Respectfully Submitted,

/s/ Moni Lustig

Moni Lustig

DNALabs Canada Inc.